Exhibit 99.1

Cellect Biotechnology Strengthens IP Portfolio; Receives “Intention to Grant” Patents from European and Israeli Patent Offices

New IP Protection Creates Barriers to Entry and Supports the Company’s Business Opportunities

Tel Aviv, Israel – January 7, 2020 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of innovative technology which enables the functional selection of stem cells, received official communication from two jurisdictions, the European Patent Office (EPO) and the Israeli Intellectual Property Office, regarding their intention to grant European Patent Application No. 14851547.1 and Israeli Patent Application No. 244982, respectively. These patent applications include a cell-based product and a method of manufacturing a stem and progenitor cell population with enhanced activity by short incubation with an apoptotic ligand.

“Continued recognition from global jurisdictions validates the breadth of Cellect’s technology. These latest acknowledgments are significant as they cover the ability to activate stem cells, therefore improving stem cell products and manufacturing processes”, commented Dr. Shai Yarkoni, Chief Executive Officer of Cellect. “Our collaboration efforts with companies in Germany, Korea and Israel have each reported similar data using our process in various tissue sources (including fat derived cells). These added protections continue to create barriers to entry and allows us to advance our business development strategies to monetize our innovation.”

The Company has previously published third-party data demonstrating improved “stemness” of stem cells. Specifically, it significantly improves both proliferation and functional capabilities of hematopoietic (HSC) and mesenchymal (MSC) stem cells originating from bone marrow, peripheral blood, umbilical cord and adipose tissue.

“We believe the combination of strong IP protection and validated business collaborations support our business model and will enable us to attract external resources to strengthen and expand our opportunities,” concluded Dr. Yarkoni.

The patents applications cover an ex vivo method for obtaining an improved population of stem and progenitor cells (SPC) with enhanced engraftment characteristics by activation of TNF family receptors. The Company’s previous patents covered the negative selection exerted by the ApoGraft process and product translated into clinical safety superiority. The latest patent applications describe and protect the positive effect that the same molecules have on stem cells and translates to the efficacy of the transplanted cells and the yields of the manufacturing processes for clinical use).

Including this latest notification, the Company has 65 patent applications worldwide of which 33 are issued/allowed patents.

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About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue, which aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial focuses on bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties involving any strategic transaction the Company may decide to enter into as the result of its current efforts to explore new strategic alternatives; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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